Mail Stop 3720

April 25, 2007

Mr. Bradley E. Singer
Chief Financial Officer
American Tower Corporation
116 Huntington Avenue
Boston, Massachusetts 02116

      Re: **American Tower Corporation**
              Form 10-K for Fiscal Year Ended December 31, 2006
              Filed February 28, 2007
              File No. 1-14195

Dear Mr. Singer:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2006

Note 2. Stock-Based Compensation, page F-16

Remediation Plan Related to Review of Stock Option Granting Practices and Related
Accounting, page F-19

1.   Tell us how you accounted for each of the actions taken in 2006 and 2007 with
        respect to your remediation plan to eliminate the excess benefit received by your
        current and former officers and members of your Board of Directors.
        Specifically, tell us and disclose, in future filings, the accounting impact of your
        amendment to the options to increase the exercise price of outstanding options,
        the collection of the excess benefit received upon exercise of vested options, and
        the surrender of certain vested options.

Tax Consequences under Internal Revenue Code Section 409A, page F-20

2.   We note that you made cash payments on behalf of certain employees for taxes
        and penalties associated with the options that were granted with exercise prices
        below the quoted market price on the date of grant. You also gave holders of
        outstanding options a cash payment for the difference in the option's exercise
        price between the amended option and the original price. Explain to us your basis
        in GAAP for recording these payments as reductions of additional paid-in capital
        instead of as an increase to stock-based compensation expense.

Note 11. ATC International Transactions, page F-40

3.   We note the purchases of the minority interests in your subsidiaries, ATC Mexico
        Holding Corp. and ATC South America Holding Corp., from your officers and
        employees were at fair market value. Please explain to us how you determined
        the fair market value of the stock in these transactions. Also, with respect to each
        subsidiary and each purchase transaction, tell us how the methodologies and
        assumptions utilized when estimating fair value differed from what was utilized
        when estimating the fair value of the shares of stock when they were originally
        sold (or when the stock options were issued) to your officers and employees.
        Explain to us the reasons for any differences in your assumptions and
        methodologies.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director